Empire Minerals Corp.
                           410 Park Avenue, 15th Floor
                               New York, NY 10022



                               September 28, 2007


H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
Washington, D.C.  20549

         Re:      Empire Minerals Corp. ("Company")
                  Registration Statement on Form 10-SB
                  Filed June 22, 2007
                  File No. 000-52696

Dear Mr. Schwall:

     Further reference is made to: (i) your comment letter dated July 19, 2007 on the subject Registration Statement and to Amendment No. 1 to the Registration Statement which will be field with or before your receipt of this letter. (The Registration Statement and Amendment No. 1 thereto and any subsequent Amendments are hereinafter referred to as the "Filing".); (ii) comment 7 of the comment letter, and (iii) the penultimate paragraph on page 16 of the comment letter.

     The Company hereby acknowledges that:

     o 8no reports of the type mentioned in comment 7 has been prepared or provided;

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Very truly yours,

                                         EMPIRE MINERALS CORP.


                                         /s/ Diego E. Roca
                                         ---------------------------------------
                                         Diego E. Roca
                                         Chief Financial Officer